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                          May 19, 2023

       John Borgeson
       Chief Financial Officer
       Kodiak Sciences Inc.
       1200 Page Mill Road
       Palo Alto, CA 94304

                                                        Re: Kodiak Sciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 15, 2023
                                                            File No. 333-271946

       Dear John Borgeson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Dave Peinsipp, Esq.